FILE NO. 70-10013

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

               AMENDMENT NO. 4 TO FORM U-1 APPLICATION/DECLARATION

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                             DUKE ENERGY CORPORATION
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                (Name of the company filing this application and
                   address of its principal executive office)

                  ---------------------------------------------

                                 David L. Hauser
                            Senior Vice President and
                                    Treasurer
                             Duke Energy Corporation
                              526 S. Church Street
                         Charlotte, North Carolina 28202

                     (Name and address of agent for service)

               Please also submit copies of all correspondence to:

                                Adam Wenner, Esq.
                             Catherine O'Harra, Esq.
                             Vinson & Elkins L.L.P.
                           The Willard Office Building
                         1455 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-1008

                             J. Curtis Moffatt, Esq.
                                Van Ness Feldman
                           A Professional Corporation
                            1050 Thomas Jefferson St.
                          Washington, D.C.  20007-3877

ITEM  1.     DESCRIPTION  OF  PROPOSED  TRANSACTION

     Applicant Duke Energy Corporation ("Duke Energy"), a North Carolina corporation, has entered into an Amended and Restated Combination Agreement with Westcoast Energy Inc. ("Westcoast"), a corporation organized under the laws of Canada, pursuant to which Duke Energy will acquire the stock of Westcoast(1) in exchange for $3.5 billion in cash and stock and the assumption of approximately $5 billion in Westcoast debt (the "Acquisition"). Duke Energy intends to finance the cash portion of the consideration to be paid for the Acquisition primarily through the sale of equity-linked securities. Duke Energy hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order exempting certain foreign companies that will be acquired by Duke Energy in conjunction with the Acquisition.(2)

     Westcoast has three subsidiaries that are public-utility companies operating exclusively outside the United States ("Non-U.S. Utilities").(3) None of the Non-U.S. Utilities, either before or after the Acquisition, will serve customers in the United States, nor will the Non-U.S. Utilities derive any income directly or indirectly from sources within the United States.(4) The Non-U.S. Utilities are as follows:


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1     The  stock of Westcoast is traded on the New York Stock Exchange under the ticker  symbol  "WE."

2     The  Commission issued notice of the Acquisition on February 1, 2002, with comments  due  by  February  26,  2002.  No  comments  were  filed.

3     Westcoast  previously  had an interest in one other subsidiary that is a public-utility  company that is operating exclusively outside the United States:
Shanghai WEI-Gang Energy Company Ltd., ("WEI-Gang") a 50%-owned, indirect subsidiary company of Westcoast, which is engaged in the generation and sale of electric power to industrial customers in Shanghai, China. Westcoast has, but prior to the completion of this Application will sell, interests in Centra Gas British Columbia Inc., a wholly-owned, indirect subsidiary company of Westcoast, which is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial and industrial customers in British Columbia, Canada, and Centra Gas Whistler Inc., a wholly-owned, indirect subsidiary company of Westcoast, which is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial and industrial customers in British Columbia, Canada. On March 6, 2002, Westcoast sold its interest in WEI-Gang. As indicated in Exhibit 13, Duke Energy will submit evidence of the sale by Westcoast of its ownership interest in these entities.

4 Although the facilities of Union Gas Limited ("Union Gas") are located within Ontario, Canada, Union Gas provides storage service in Canada on behalf of several U.S. customers. This stored gas is owned by Union Gas's customers, and, when released, is delivered to pipelines in Canada for transportation within Canada and into the United States. Union Gas also provides transportation service to customers within the United States, by transporting natural gas in Canada up to the Canadian border with the United States. Union Gas does not, however, provide transportation service into or in the United States. As with storage service, Union Gas's transportation service is limited to transporting gas owned by its customers only within Canada. Union Gas does not sell any natural gas in the United States and Union Gas never acquires title to natural gas that may be subsequently transported into and sold in the United States. The only natural gas bought by Union Gas, i.e., to which it takes title, is that which Union Gas sells to its customers in Ontario, Canada. In addition, Union Gas does not provide either storage or transportation service in the United States to any affiliate of Duke Energy or Westcoast. Pursuant to Commission precedent, these activities of Union Gas do not result in Union Gas's deriving income from U.S. sources. See e.g., Emera Incorporated, HCAR No. 27445 (Oct. 1, 2001) (electric utility company's sales of power at the Canadian border do not make the company ineligible for foreign utility company ("FUCO") status.
Section 33 of the 1935 Act, which relates to FUCOs, contains an analogous restriction on sales in or into the United States.). To the extent that a marketer affiliate of Union Gas may sell natural gas in the United States, such marketer does not own or
                                                                     (continued)

     1. Union Gas, a wholly-owned, direct(5) subsidiary of Westcoast, is engaged in the transportation and storage of natural gas and the distribution of natural gas to residential, commercial and industrial customers in Ontario, Canada;

     2. Pacific Northern Gas Ltd. ("Pacific Northern"), a 40.04%-owned, direct subsidiary company of Westcoast,(6) is engaged in the transportation of natural gas and the distribution of natural gas to residential, commercial, and industrial customers in British Columbia, Canada; and

     3. P.T. Puncakjaya Power ("PJP"), a 42.86%-owned, indirect subsidiary company of Westcoast, is engaged in the generation and sale of electric power to industrial customers in Irian Jaya, Indonesia.

     Union Gas is a public company. Westcoast directly owns 100% of the voting common shares of Union Gas stock. The public holds 100% of the Class A, Class B and Class C preferred, non-voting shares of Union Gas stock. The preferred shares of Union Gas trade on the Toronto Stock Exchange. The voting common shares are not listed. After acquiring Westcoast, Duke Energy, through its ownership interest in Westcoast, will indirectly own 100% of the voting shares of Union Gas stock. The public will continue to hold the Class A, Class B and Class C preferred, non-voting shares.

     Pacific Northern is a public company and has Class A Non-Voting Common Shares with a par value of $2.50 each and 6.75% Cumulative Redeemable Preferred Shares with a par value of $25.00 each that trade on the Toronto Stock Exchange. Westcoast currently owns 40.04% of the non-voting Class A Common shares of Pacific Northern and 100% of the voting Class B Common shares, without intermediate subsidiaries. The public owns the balance of the Class A Common shares and all (200,000 shares) of the 6.75% Preferred shares. After the transaction, Pacific Northern will be a 40.04%-owned, indirect subsidiary company of Duke Energy. The remainder of Pacific Northern's stock will continue to be owned by the public.


----------------
(continued)
operate any facilities used for the retail distribution of natural gas, and is consequently not a "gas utility company" within the meaning of the 1935 Act.

     Moreover, even if any income from the above-described storage and transportation services were considered to be derived from U.S. sources, Union Gas's income from such sources clearly is not material. The income Union Gas derives from the above-described activities constitutes only 2.40 percent of its net income, 1.28 percent of its gross revenue, and 2.6 percent of its total margin. The Commission previously has held that with regards to Section 3(a)(1) of the 1935 Act, net income within 10.8 and 11.2 percent of a utility's total net income does not rise to the level of being "material." See NIPSCO Industries, Inc., HCAR No. 26975 (Feb. 10, 1999). Although the Commission has not considered "materiality" with respect to Section 3(b), its determinations with respect to other subsections of Section 3 should apply equally in this matter.

5 Westcoast directly owns all of the common shares of Union Gas. Union Gas is currently 100% owned by Centra Gas Utilities Inc., which is 100% owned by Centra Gas Holdings Inc., which is 100% owned by Westcoast Gas Inc., which is 100% owned by Westcoast Gas Holdings Inc., which is 100% owned by Westcoast. However, these four intermediate companies will be amalgamated into Westcoast prior to closing.

6     Westcoast  directly owns 40.04% of the non-voting Class A Common stock and
100%  of  the  voting  Class  B  Common  stock  of  Pacific  Northern.

     Westcoast indirectly owns, through Westcoast (PJP) Holdings, Inc., a corporation organized under the laws of Canada, a 42.86% share of PJP. Westcoast (PJP) Holdings, Inc., is a wholly-owned, direct subsidiary company of Westcoast.

     Duke Energy also currently indirectly owns a 42.86% share of PJP through Duke Energy International PJP Holdings (Maruritius), Ltd. ("Duke PJP Holdings"), an Indonesian company. Duke PJP Holdings is a wholly-owned subsidiary company of Duke Energy International PJP Holdings Ltd., a company established under the laws of Bermuda. Duke Energy International PJP Holdings Ltd. is a wholly-owned subsidiary company of Duke Energy International Asia Pacific Ltd. ("Duke Energy Asia Pacific"), which was also established under the laws of Bermuda. Duke Energy Group, Inc., a Delaware corporation, holds a 32% interest in Duke Energy Asia Pacific. Texas Eastern (Bermuda), Ltd., a company established under the laws of Bermuda, which is a wholly-owned subsidiary company of Duke Energy Group, Inc., holds the remaining 68% interest in Duke Energy Asia Pacific. Duke Energy Group, Inc. is a wholly-owned subsidiary company of Duke Energy
International, LLC, a Delaware limited liability company, which is a wholly-owned subsidiary company of Duke Energy Global Markets, Inc., a Nevada corporation. Duke Energy Global Markets, Inc. is a wholly-owned subsidiary company of Duke Energy Services, Inc., a Delaware corporation, which is a wholly-owned subsidiary company of PanEnergy Corp., a Delaware Corporation, which is a wholly-owned subsidiary company of Duke Capital Corporation ("Duke Capital"), a Delaware corporation.

     The remaining 14.28% interest in PJP is owned by P.T. Austindo Nusantara Jaya, a limited liability company established under the laws of the Republic of Indonesia. After Duke Energy's acquisition of Westcoast, PJP will be an 85.72%-owned, indirect subsidiary company of Duke Energy. P.T. Austindo Nusantara Jaya will continue to own its 14.28% interest.

     Upon and after the effective date of the Acquisition, Duke Energy may, for tax, legal, regulatory or administrative reasons, restructure the corporate organization described above. If this restructuring involves the creation of any special purpose subsidiary company, such company will meet the requirements for exemption under the 1935 Act.

                APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

     In  support  hereof,  the  Applicant  states:

          (1) Duke Energy is a publicly held corporation organized under North Carolina law with its principal offices located at 526 S. Church Street, Charlotte, North Carolina 28202. Duke Energy engages directly and indirectly in the generation, transmission, distribution and sale of electric energy to retail and wholesale customers in the States of North Carolina and South Carolina. Duke Energy is an electric utility company and a public-utility company as such terms are defined in the 1935 Act. Because Duke Energy operates in a divisional structure, it is not a holding company under the 1935 Act. Consequently, it is not regulated as a holding company under the 1935 Act, nor is any Duke Energy subsidiary company or affiliate regulated as such under the 1935 Act. Duke Energy's senior debt is currently rated Standard & Poors' Corporation - A+; Moody's Investor Service - A1; and Fitch - A+.

          (2) Union Gas is organized under the laws of Ontario, Canada. Pacific Northern is organized under the laws of British Columbia, Canada. PJP is organized under the laws of the Republic of Indonesia. The Non-U.S. Utilities will not engage in any business other than the acquisition of Canadian or Indonesian public-utility companies, the supervision of Duke

Energy's investments in Canada or Indonesia, and the participation in the management and operation of Canadian or Indonesian public-utility companies.

          (3) The Non-U.S. Utilities derive no material part of their income, either directly or indirectly, from sources within the United States. Each of the Non-U.S. Utilities operate exclusively, in all respects, outside the United States. The Non-U.S. Utilities are not qualified to do business in any state of the United States, nor is any Non-U.S. Utility a public-utility company operating in the United States. The Non-U.S. Utilities have no plan to derive any income from United States operations, from any company qualified to do business in any state of the United States, or from any public-utility company operating in the United States. None of the Non-U.S. Utilities nor any of their subsidiary companies is a public-utility company operating in the United States.

          (4) Section 3(b) of the 1935 Act provides that the Commission "shall exempt any subsidiary company, as such, from any provision or provisions of [the 1935 Act]. . . if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors. . ."

          (5) The proposed investment will not affect the Non-U.S. Utilities' status as public utility companies subject to regulation by the laws of the jurisdiction in which the Non-U.S. Utilities are organized and operate. As explained below, regulation of the Non-U.S. Utilities under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers. Therefore, as in the following cases, each of the Non-U.S. Utilities satisfies the standards of Section 3(b) and should be accorded an unqualified exemption, as a subsidiary company, from all provisions of the 1935 Act. See Public Service Company of Colorado, HCAR No. 26671 (Feb. 19, 1997) ("PSC Colorado"); UtiliCorp United, Inc., HCAR No. 26353 (Aug. 7, 1995) ("UtiliCorp 1995"); UtiliCorp United, Inc., HCAR No. 26919 (Sept. 28, 1998) ("UtiliCorp 1998").

          (6) Although the Non-U.S. Utilities would satisfy the requirements under Section 33(a)(3) of the 1935 Act and become a FUCO as defined therein upon the filing of a notice on Form U-57, the capitalization limits established by
Section 33(f) would restrict the ability of Duke Energy to finance the acquisition of the Non-U.S. Utilities as FUCOs.(7) The Commission has previously recognized that Section 3(b) provides an alternative route for foreign acquisitions in identical circumstances. See PSC Colorado; UtiliCorp 1995; UtiliCorp 1998.

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7     In  1994,  Duke Energy submitted a Notification of Foreign Utility Company
Status on behalf of PJP. Form U-57, December 16, 1994. Upon obtaining the exemption requested herein and prior to acquiring the stock of Westcoast, Duke Energy will withdraw the Notification of Foreign Utility Company Status and PJP will no longer be a FUCO.

     Through its subsidiaries, Westcoast previously owned an interest in another FUCO, WEI-Gang. On January 23, 2002, WEI-Gang filed an application with the Federal Energy Regulatory Commission ("FERC") for a determination of exempt wholesale generator ("EWG") status. As discussed above, Westcoast has sold its interest in WEI-Gang to a third party.

(These opinions were issued after October 24, 1992, the date upon which Section 33 was added to the 1935 Act.)

          (7) The legislative history of the Energy Policy Act of 1992, through which Section 33 became law, makes clear that Section 33 was to be read in a permissive -not a restrictive -manner. Senator Donald Riegle, the Chairman of the Senate Banking Committee and a primary Senate proponent of the Section 33 legislation, stated that "[w]hile section 33 is important, we must remember that international activities by utilities is permitted by current law. Specifically, under current law, the Securities and Exchange Commission has the authority to permit, on a case-by-case basis, utility functions outside the United States. . . The provisions of section 33 supplement these foreign options for
                                            ----------
utility operations and do not in any way limit the ability to pursue the SEC approval under current law. . .We must remember that the purpose of section 33
                                                       -------------------------
is to facilitate foreign investment, not burden it." Congressional Record, 102nd
--------------------------------------------------
Cong.,  Oct.  8,  1992,  138  Cong.  Rec. S. 17625 (emphasis supplied). See also
Energy Policy Act of 1992, H.R. Conf. Report No. 102-1018 at 388, 1992 U.S.C.C.A.N. 2472, 2479 (1992); Entergy Corp. et al., HCAR No. 25706 (Dec. 14,
1992).

          (8) Duke Energy will not seek recovery through higher rates to its domestic regulated utility customers for any possible loss it might sustain by reason of the proposed investment in the Non-U.S. Utilities or for any inadequate returns on that investment. Duke Energy's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of the Non-U.S. Utilities, nor will the ability of the state public utility commissions of North Carolina and South Carolina, which have regulatory jurisdiction over the retail rates of Duke Energy to protect the interests of consumers in their respective states, be adversely affected. The domestic utility customers of Duke Energy will not be put at risk of any adverse financial effects resulting from the operations of the Non-U.S. Utilities.

          (9) Duke Energy has filed herewith, as Exhibits 3 and 4, respectively, its October 10, 2001 application to the North Carolina Utilities Commission ("NCUC") and its October 12, 2001 application to the Public Service Commission of South Carolina ("SCPSC") (collectively, the "State Commissions"), as amended. Both applications sought approval of the Acquisition and the issuance of Duke Energy stock in connection with the Acquisition. Among other things, these applications sought (i) approval of Duke Energy's indirect acquisition of the Non-U.S. Utilities, and (ii) a determination by the State Commissions that Duke Energy's stock issuance will be compatible with the public interest, will be necessary and appropriate for, and consistent with, the proper performance by Duke Energy of its service to the public as a utility, will not impair its ability to perform that service, and will be reasonably necessary and appropriate for such purpose. Submitted as Exhibits 7 and 8, respectively, are the State Commissions' rulings approving the Acquisition. As more thoroughly provided below, the orders of the State Commissions provide that they have the authority and resources to protect ratepayers subject to their jurisdiction and that they intend to exercise their authority.(8)


----------------
8 See Exhibit 7 at 3; Exhibit 8 at 3. Also, both the North Carolina and South Carolina Public Service Commissions have previously issued letters to the SEC with regard to Duke Energy, stating that each Commission "has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority." These certifications, which appear in
Exhibit 6 to the Application, are not limited to any specific non-U.S. acquisition, and thus represent the State Commissions' generally applicable views as to their ability to protect
                                                                     (continued)

          (10) Duke Energy has also filed herewith as Exhibit 10, its December 14, 2001, application to the FERC for approval, pursuant to Section 203 of the Federal Power Act, for its proposed change in control over Engage Energy America LLC ("Engage Energy") and Frederickson Power L.P. ("Frederickson Power"), both of which are subsidiary companies of Westcoast.(9) Engage Energy is a power marketer with market-based rate approval from the FERC.(10) Frederickson Power is an EWG with market-based rate authority.(11) On February 27, 2002, FERC issued an order granting the section 203 application.(12)

          (11) Duke Energy's domestic utility operations are, and will continue to be, fully separated from Duke Energy's foreign operations. Moreover, since Duke Energy is a publicly-traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. As a result of the Acquisition, each of the Non-U.S. Utilities will be a "subsidiary company" of Duke Energy within the meaning of Section 2(a)(8) of the 1935 Act. Regulation of the Non-U.S. Utilities as subsidiaries of a holding company is not necessary for either the public interest or for the protection of investors.

          (12) Duke Energy will maintain separate books of account for the Non-U.S. Utilities and any of its subsidiaries that may control the Non-U.S. Utilities and will commit to provide access to those books and records to each State Commission with retail rate jurisdiction to the extent not already required under state law. Duke Energy commits that it will maintain corporate separation from the Non-U.S. Utilities.

          (13) Section 33(f) of the 1935 Act relates to the acquisition of FUCOs. This transaction does not involve the acquisition of any FUCOs or interests in FUCOs. Section 33(f)(2)(C) considers the relationship of the "transaction" in which a FUCO is acquired to the capitalization of the acquiring public-utility company. This section does not indicate whether the percentage should be limited to the costs associated with the FUCO being acquired, where the FUCO is a subsidiary company of a non-FUCO entity, or should reflect the entire purchase. In order to address both of these approaches, Applicant provides this information (1) based on the entire acquisition of Westcoast, including all of its subsidiary companies, and (2) based on just Westcoast's subsidiary public-utility companies.



----------------
(continued)
ratepayers and their intent to do so. The Commission has relied on similar certifications granting exemptions under Section 3(b) of the 1935 Act. See, e.g., PSC Colorado.

9     Duke  Energy's  application describes Engage Energy and Frederickson Power on  pages  9-12.

10    Newco  US,  L.P.,  Docket  No.  ER97-654-000  (Dec. 30, 1996) (unpublished
Letter  Order).

11    See  Frederickson  Power  L.P.,  95  FERC P. 62,151  (2001)  (granting EWG determination);  Frederickson  Power  L.P.,  Docket  No. ER01-2262-000 (Feb. 21,
2002)  (unpublished  Letter  Order)  (granting  market-based  rate  authority).

12    See  Exhibit  11,  filed  herewith.

               (a) The acquisition of Westcoast, including all of its subsidiary companies:

          Duke Energy is acquiring Westcoast for $8.5 billion, including assumption of debt; $3.5 billion without debt. Of the amount Duke Energy will pay Westcoast for its stock, 50% will be in cash and 50% will be in Duke Energy stock. The cash portion is estimated to equal 2.79 billion Canadian dollars. Using the approximate exchange rate of 1.54 Canadian dollars to 1 U.S. dollar (the actual exchange rate will be the rate on the date Duke Energy acquires Westcoast), Duke Energy will pay approximately $1.8 billion in cash to Westcoast. The value of the stock portion is also approximately $1.8 billion. Duke Energy's total market capitalization is presently $43 billion, consisting of $28 billion in equity and $15 billion in debt as of December 31, 2001. The total purchase price (cash and stock) for the acquisition of Westcoast (not taking into account the assumption of Westcoast debt) represents approximately 13% of the value of the equity of Duke Energy. If the debt of the two companies is considered, the total purchase price represents approximately 20% of the total market capitalization of Duke Energy.

               (b)  The  acquisition  of  Union  Gas, Pacific Northern, and PJP:

          The portion of the total purchase price (cash and stock) paid by Duke Energy for Westcoast relating to Union Gas, Pacific Northern, and PJP (not taking into account the assumption of a proportionate amount of Westcoast debt) represents approximately 3% of the value of the equity of Duke Energy (2% for Union Gas, less than 1% for Pacific Northern and less than 1% for PJP). As indicated in Exhibit H, this information is based on an allocation of the total purchase price based on the book value of these companies.(13) Including a proportionate amount of the assumed Westcoast debt, the acquisition of Union Gas, Pacific Northern, and PJP represents approximately 6% of the current market capitalization of Duke Energy (5% for Union Gas, less than 1% for Pacific Northern and less than 1% for PJP).

          (14) The tables below show the capitalization of Duke Energy and Westcoast (including its interests in the Non-U.S. Utilities) as of September 30, 2001, December 31, 2000, and December 31, 1999, respectively, as well as the anticipated pro forma capitalization of Duke Energy post-Acquisition, according to U.S. GAAP.

                                   DUKE ENERGY

BALANCE SHEET DATA                                  9/30/01  12/31/00  12/31/99

Total Assets                                         50,463    58,176    33,409
-------------------------------------------------------------------------------
Capitalization
     Notes Payable and Commercial Paper                 951     1,826       267
     Long-Term Debt (including current portion)(a)   12,390    11,489     9,198
     Guaranteed Preferred Beneficial Interests
     in Subordinated Notes of DEC or Subsidiaries     1,407     1,406     1,404
     Preferred and Preference Stock                     247       247       280
     Minority Interest                                2,528     2,435     1,200

----------------
13     These  calculations  are based on data for Westcoast's most recent fiscal year  end,  December  31,  2001.


                                        7

     Total Common Stock Equity                       12,501    10,056     8,998
                                                    -------  --------  --------
Total Capitalization                                 30,024    27,459    21,347

                      WESTCOAST (U.S. DOLLAR/CANADIAN GAAP)

BALANCE SHEET DATA                                  9/30/01  12/31/00  12/31/99

Total Assets                                          9,345    10,088     8,156
-------------------------------------------------------------------------------
Capitalization
     Notes Payable                                      371       556       539
     Long-Term Debt (including current portion)       3,936     4,121     4,066
     Guaranteed Preferred Beneficial Interests in
     Subordinated Notes of DEC or Subsidiaries            -         -         -
     Preferred and Preference Stock                     548       577       599
     Minority Interest                                  108       111       115
     Total Common Stock Equity                        1,925     1,843     1,659
                                                    -------  --------  --------
Total Capitalization                                  6,889     7,208     6,979

                                    PRO FORMA
BALANCE SHEET DATA                                  9/30/01

Total Assets                                         62,224
-----------------------------------------------------------
Capitalization
     Notes Payable and Commercial Paper               1,012
     Long-Term Debt (including current portion)(b)   18,783
     Guaranteed Preferred Beneficial Interests in
     Subordinated Notes of DEC or Subsidiaries        1,407
     Preferred and Preference Stock                     247
     Minority Interest                                3,325
     Total Common Stock Equity                       14,108
                                                    -------
Total Capitalization(c)                              38,882


(a) Includes $875 million in mandatorily convertible securities (equity units). Each equity unit contains a purchase contract obligating the investors to purchase shares of Duke Energy Common Stock in 2004. An equity unit consists of two components: a purchase contract and a Duke Capital Senior Note. The purchase contract obligates the investor to purchase newly issued shares of Duke Energy common stock in approximately three years from the date of issue of the purchase contract according to a settlement rate. The senior note is issued to the investor coincidently with the purchase contract and serves as collateral for the investor to fulfill his obligation. The senior note is issued for a period of five years; however, in year three, the senior note is remarketed for a remaining two-year period. During the first three years of the security's life, the investor receives semi-annual coupon payments consisting of an interest payment on the senior notes and a contract adjustment payment associated with the purchase contract. In the last two years, the investor of the senior note will receive interest payments.

(b) For purposes of the pro forma financial statements, it was assumed that $1,834 in mandatorily convertible equity units would be issued to fund the portion of the purchase price that is payable in cash, for a total of $2,709 million in mandatorily convertible securities at September 30, 2001.

(c) These pro forma financial statements indicate that equity will comprise 37% of the capitalization of the combined companies. If, however, it were assumed that all of the mandatorily convertible equity units are converted to common shares, approximately $2 billion in debt would become equity. Under this assumption, the capitalization of the combined companies would be 42% equity.

          (15) On the basis of the facts set forth in this Application/Declaration, the Commission should grant the Non-U.S. Utilities the exemption without qualification provided for by Section 3(b) of the 1935 Act.

          (16) If the Non-U.S. Utilities are exempt without qualification under Section 3(b) of the 1935 Act, then Duke Energy and each of its respective subsidiary companies that directly or indirectly hold interests in the Non-U.S. Utilities (the "Intermediate Subsidiary Companies") would be entitled to the exemption provided for by Rule 10 of the 1935 Act. Duke Energy and the Intermediate Subsidiary Companies will rely upon Rule 10(a)(1) to provide an exemption insofar as each is a holding company. Duke Energy and the Intermediate Subsidiary Companies will rely upon Rule 11(b)(1) to provide an exemption from the approval requirements of Sections 9(a)(2) and 10 to which they would otherwise be subject.

          (17) Duke Energy hereby consents to file with the Commission reports under Rule 24 of the Commission's regulations, on a quarterly basis. Duke Energy will submit its first such report within sixty days of the end of the first calendar quarter after the date the Commission issues its order granting the requests sought in this Application/Declaration. Duke Energy will then submit updated reports within sixty days after the end of each of the first three calendar quarters, and one hundred twenty days after the end of the last calendar quarter, or year end. Duke Energy will provide the following information in those reports: (1) the capitalization of Duke Energy according to U.S. GAAP (total capitalization is to include all current maturities and all short-term indebtedness and commercial paper); and (2) the most recent senior debt ratings of Duke Energy as published by a nationally recognized statistical ratings organization ("NRSRO"). In addition, if since the end of the last calendar quarter, either (1) there has been a 10% or greater decline in Duke
Energy's common stock equity for U.S. GAAP purposes; or (2) an NRSRO has downgraded the senior debt ratings of Duke Energy by one full rating level (e.g., from A to BBB), Duke Energy consents to file a report informing the Commission of the event within ten business days of its occurrence.

ITEM  2.     FEES,  COMMISSIONS  AND  EXPENSES

     An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transaction is set forth below:

     Counsel  Fees. . . . . . . . . . . . . . . . . . . . . . . . .  $10,000

     Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $10,000

ITEM  3.     APPLICABLE  STATUTORY  PROVISIONS

     Sections 3(b), 9(a)(2), and 10 and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, Applicant hereby requests appropriate orders thereunder.

ITEM  4.     REGULATORY  APPROVAL

     In addition to the approval of the Commission under Section 3(b) requested in this Application/Declaration, Duke Energy has sought approval by the North Carolina Utilities

Commission ("NCUC"), Public Service Commission of South Carolina ("SCPSC"), the New York Public Service Commission ("NYPSC"), the Federal Energy Regulatory Commission ("FERC"), and the Federal Trade Commission ("FTC"). The Acquisition also requires the approval of the British Columbia Utilities Commission ("BCUC") and other agencies of the Canadian government under the Competition Act of Canada and the Investment Canada Act. These approvals are necessary for Duke Energy's acquisition of Westcoast, its indirect acquisition of the Non-U.S. Utilities and its issuance of stock in order to carry out the Acquisition.

     The NCUC approved the Acquisition as being in the public interest and also authorized Duke Energy to issue securities in connection with the Acquisition. The NCUC found that the Acquisition and the issuance by Duke Energy of its securities in connection therewith would not adversely affect Duke Energy's retail rates, would be consistent with the proper performance by Duke Energy of its service to the public, would not impair Duke Energy's ability to perform that service, would be compatible with the public interest, and would be justified by the public convenience and necessity.

     The SCPSC similarly approved the Acquisition as being in the public interest and authorized Duke Energy to issue stock in connection with the Acquisition. The SCPSC concluded that the purpose of the issue of securities is proper, the property to be acquired by the issue is appropriately valued, and the amount of such securities is reasonably necessary for the acquisition of Westcoast. The SCPSC found that the proposed acquisition would not have any adverse effect on Duke Energy's electric rates. The SCPSC also found that a settlement agreement between Duke Energy and Consumer Advocate for South Carolina protects South Carolina retail customers from any detrimental effect of the Acquisition on retail rates and charges.

     The NYPSC approved the Joint Petition for Approval of Stock Acquisition submitted by Duke Energy, Westcoast, and 3946509 Canada Inc.(14) Pursuant to
Section 70 of the New York Public Service Law, the acquisition of Westcoast by Duke Energy is subject to NYPSC jurisdiction because Westcoast indirectly owns the Empire State Pipeline, which provides natural gas to distribution companies, power plants and marketers in western New York. The NYPSC found that the Acquisition is in the public interest and would not impair the NYPSC's ability to exercise its jurisdictional authority over Empire State Pipeline.

     Based on the FERC's review of the Acquisition under Section 203 of the Federal Power Act and the requirements of the Merger Policy Statement,(15) the FERC concluded that the Acquisition would not adversely affect competition, rates or regulation.(16) The FERC reviewed the impact of the Acquisition on competition in affected electric power and "upstream" natural

----------------
14     3946509  Canada  Inc.  is an indirect, wholly-owned subsidiary company of
Duke  Energy.

15 See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (Dec. 30, 1996), FERC Stats. and Regs. Regulations Preambles P. 31,044 at 30,117-18 (1996), reconsideration denied, Order No. 592-A, 62 Fed. Reg. 33,341 (June 19, 1997), 79 FERC P. 61,321 (1997).

16     Engage  Energy  America,  LLC,  Frederickson  Power  L.P.,  Duke  Energy
Corporation,  98  FERC P. 61,207  (2002).

gas and natural gas pipeline markets and on Duke Energy's wholesale rates, and concluded that the Acquisition is consistent with the public interest.

     Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR") and related rules, the Acquisition may not be consummated prior to the expiration or termination of the applicable waiting period. The waiting period applicable to the Acquisition pursuant to the HSR was terminated on March 1, 2002. Under the HSR, the FTC and the Antitrust Division of the U.S. Department of Justice review mergers and acquisitions to determine whether the effect of the transaction, in any line of commerce or in any activity affecting commerce in any section of the country, may be substantially to lessen competition, or tend to create a monopoly.

     Under the Competition Act of Canada, the Acquisition may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the Acquisition, together with certain prescribed information, has been provided to the Commissioner of Competition. This waiting period expired on November 1, 2001. The Commissioner reviews the effects of a proposed transaction on competition in Canada. With respect to the Acquisition, the Commissioner issued a "no action letter" on January 4, 2002, concluding that there were no grounds at that time to challenge the Acquisition.

     The Utilities Commission Act provides that the Acquisition cannot be consummated without the approval of the BCUC. The BCUC may not give its approval unless it determines that the Acquisition will not detrimentally affect any Canadian public utility or the users of the service of any Canadian public utility. The BCUC concluded that the Acquisition will not detrimentally affect the public utilities subject to its jurisdiction or the users of the services of those utilities.

     Under the Investment Canada Act, Duke Energy cannot acquire the Westcoast Common Shares unless it has first received the approval of the federal Industry Minister. The Minister will approve the Acquisition if he is satisfied that it is likely to be of net benefit to Canada. Duke Energy is seeking the Minister's approval of the Acquisition in early March 2002 (to be filed as Exhibit 14).

     The Supreme Court of British Columbia declared under section 192 of the Canada Business Corporations Act (the "CBCA") that the terms and conditions of the Acquisition were substantively and procedurally fair and reasonable to the persons affected. In addition, the Court ordered that the Acquisition was approved pursuant to section 192 of the CBCA and would upon filing of articles of arrangement and the issuance of a certificate of arrangement be effective in accordance with its terms. The Court order included a stipulation that it would take effect only upon the filing by Westcoast of a confirmation (in the form attached to the order) that all regulatory approvals that are conditions precedent to the consummation of the transaction contemplated by the amended and restated combination agreement among Westcoast, Duke Energy, 3058368 Nova Scotia Company and 3946509 Canada Inc. have been obtained.

     Under  the  Federal  Law  on  Economic  Competition  of Mexico, the Federal
Competition Commission must be notified of and approve the Acquisition. The Federal Competition Commission issued its approval on December 7, 2001, finding that the Acquisition did not reduce, impair or prevent competition in Mexico.

     Except as discussed above, no other state or federal commission has jurisdiction over this Acquisition.


ITEM  5.    PROCEDURE

     Applicant requested that the Commission issue and publish no later than February 1, 2002, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than February 26, 2002 as the date after which an order granting and permitting this Application/Declaration to become effective may be entered by the Commission, and that, in order not to delay the closing date for the Transaction, the Commission enter not later than March 6, 2002, an appropriate order granting and permitting this Application/Declaration to become effective. The Commission issued notice of the Acquisition on February 1, 2002, with comments due by February 26, 2002.

     Duke Energy hereby waives a hearing with respect to this Application/Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Duke Energy hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM  6.     EXHIBITS

     The following exhibits are hereby filed as a part of this Application/Declaration:

     EXHIBIT  1     Form  of  Notice.

     EXHIBIT  2     Opinion  of  Counsel  (filed  herewith).

     EXHIBIT 3 Application of Duke Energy to the North Carolina Utilities Commission, dated October 10, 2001, as amended.

     EXHIBIT 4 Application of Duke Energy to the Public Service Commission of South Carolina, dated October 12, 2001, as amended.

     EXHIBIT 5 Joint Petition of Duke Energy, Westcoast and 3946509 Canada Inc. for Approval of Stock Acquisition to the New York State Public Service Commission, filed October 16, 2001.

     EXHIBIT 6 Duke Energy Form U-57, Notification of Foreign Utility Company Status, July 15, 1998.

     EXHIBIT 7 Order of the North Carolina Utilities Commission, dated February 8, 2002 (filed herewith).

     EXHIBIT 8 Order of the Public Service Commission of South Carolina, dated January 29, 2002 (filed herewith).

     EXHIBIT 9 Order of the New York State Public Service Commission, dated January 28, 2002 (filed herewith).

     EXHIBIT 10 Application of Engage Energy America LLC and Frederickson Power L.P. and Duke Energy Corporation for Approval of Change in Upstream Control and Resulting Disposition of Jurisdictional Facilities Pursuant to Section 203 of the Federal Power Act, dated December 14, 2001.

     EXHIBIT 11 Order of the Federal Energy Regulatory Commission (filed herewith).

     EXHIBIT 12 No action letter from the Federal Trade Commission, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act (to be filed by amendment).

     EXHIBIT  13    Evidence  of  the  sale  by Westcoast of Centra Gas British
                    Columbia Inc., Centra Gas Whistler Inc., and Shanghai WEI-Gang Energy Company Ltd. (to be filed by amendment).

     EXHIBIT  14    Approval  under  the  Investment Canada Act (to be filed on
                    Form  SE).

ITEM  7.    INFORMATION  AS  TO  ENVIRONMENTAL  EFFECTS

     The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

     It is requested that copies of all orders, notices and communications with respect to the above Application/Declaration be served as follows:

          David L. Hauser
            Vice President and
          Treasurer
          Duke Energy Corporation
          526  S. Church Street
          Charlotte, North Carolina 28202

          Adam Wenner, Esq.                     J. Curtis Moffatt, Esq.
          Catherine O'Harra, Esq.               Van Ness Feldman
          Vinson & Elkins L.L.P.                1050 Thomas Jefferson St.
          The Willard Office Building           Washington, D.C. 20007-3877
          1455 Pennsylvania Avenue, N.W.
          Washington, D.C. 20004-1008


     WHEREFORE, Duke Energy respectfully requests that the Commission issue an order herein determining that the Non-U.S. Utilities are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                   Respectfully  submitted,

                                   DUKE  ENERGY  CORPORATION


                                   By:  /s/  David L. Hauser
                                       --------------------------------
                                             David L. Hauser
                                             Vice President and
                                                Treasurer

     Dated:  March 7, 2002